NEWS RELEASE

Symbols: JJJ.X - CSE

HHHEF – OTC Pink

37 Capital announces flow-through share financing

VANCOUVER, BRITISH COLUMBIA. June 5, 2023. 37 Capital Inc. (the “Company” or “37 Capital) wishes to announce that it intends to raise funds for gross proceeds of up to $100,000 by the issuance of up to 4,000,000 flow-through units of the Company at a price of $0.025 per unit. Each flow-through unit will consist of one flow-through common share of the Company and one non-flow-through share purchase warrant to acquire one non-flow-through common share of the Company at a price of $0.05 for a period of five years. All securities that may be issued in connection with this financing will be subject to a four-month and a day hold period. Finder’s fees may be payable in respect to this transaction and certain insiders may participate in this financing. The funds raised from this financing will be used towards exploration work expenditures on the Company’s mineral property located in the Province of British Columbia.

In the event that the Company’s shares trade on the CSE at $0.20 per share or above for a period of 10 consecutive trading days, a forced exercise provision will come into effect for the warrants issued in connection with this financing.

For more information on the Company, please contact us at (604) 681-0204. In addition, please visit the Company’s website at www.37capitalinc.com or the CSE’s website at the following direct link http://thecse.com/en/listings/mining/37-capital-inc.

On Behalf of the Board,

37 Capital Inc.

“Jake H. Kalpakian”

Jake H. Kalpakian,

President

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Trading in the securities of the Company should be considered speculative.

Certain statements contained herein are “forward-looking”. Forward-looking statements may include, among others, statements regarding future plans, projected or proposed financings, costs, objectives, economic or technical performance, or the assumptions underlying any of the foregoing. In this News Release, words such as “may”, “would”, “could”, “will”,

37 Capital Inc.

Suite 303, 570 Granville Street.

Vancouver, BC V6C 3P1

Tel: (604) 681-1519 Fax: (604) 681-9428

www.37capitalinc.com email: info@37capitalinc.com